Exhibit 99.1

NANO DIMENSION LTD.

NOTICE OF EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS

Notice is hereby given that an Extraordinary General Meeting (the “Meeting”) of Shareholders of Nano Dimension Ltd. (the “Company”) will be held at the offices of the Company’s counsel Zysman, Aharoni, Gayer & Co. at “Beit Zion,” 41-45 Rothschild Blvd., 8th Fl., Tel Aviv 6578401, Israel, on Sunday, April 7, 2019, at 12:00 p.m. Israel time.

The Company is a Dual Company, as such term is defined in the Israeli Companies Regulations (Relief for Public Companies Traded on Stock Markets Outside of Israel), 4760 – 2000.

The Meeting is being called for the following purpose:

1.	To increase the Company’s registered share capital and to amend and restate the Company’s Articles of Association to reflect the same.

The Board of Directors recommends that you vote in favor of the proposal, which is described in the attached Proxy Statement.

Shareholders of record at the close of business on March 19, 2019 (the “Record Date”), are entitled to notice of and to vote at the Meeting, either in person or by appointing a proxy to vote in their stead at the Meeting (as detailed below).

The resolution(s) to be presented at the Meeting requires the affirmative vote of holders of at least a majority of the ordinary shares voted in person or by proxy at the Meeting on the matter presented for passage.

A form of proxy for use at the Meeting is attached to the Proxy Statement, and a voting instruction form, together with a return envelope, will be sent to holders of American Depositary Shares representing the Company’s Ordinary Shares (“ADS”). By appointing “proxies,” shareholders and ADS holders may vote at the Meeting whether or not they attend. If a properly executed proxy in the attached form is received by the Company at least 4 hours prior to the Meeting, all of the Ordinary Shares represented by the proxy shall be voted as indicated on the form. ADS holders should return their voting instruction form by the date set forth therein. Subject to applicable law, in the absence of instructions, the Ordinary Shares represented by properly executed and received proxies will be voted “FOR” the proposed resolution to be presented at the Meeting for which the Board of Directors recommends a “FOR.” Shareholders and ADS holders may revoke their proxies or voting instruction form (as applicable) at any time before the deadline for receipt of proxies or voting instruction form (as applicable) by filing with the Company (in the case of holders of Ordinary Shares) or with the Bank of New York Mellon (in the case of holders of ADSs) a written notice of revocation or duly executed proxy or voting instruction form (as applicable) bearing a later date.

Shareholders registered in the Company’s shareholders register in Israel and shareholders who hold Ordinary Shares through members of the Tel Aviv Stock Exchange may also vote through the attached proxy by completing, dating, signing and mailing the proxy to the Company’s offices no later than April 7, 2019, at 6:00 a.m. Israel time. Shareholders registered in the Company’s shareholders register in Israel and shareholders who hold Ordinary Shares through members of the Tel-Aviv Stock Exchange who vote their Ordinary Shares by proxy must also provide the Company with a copy of their identity card, passport or certification of incorporation, as the case may be. Shareholders who hold shares through members of the Tel Aviv Stock Exchange and intend to vote their Ordinary Shares either in person or by proxy must deliver the Company, no later than April 7, 2019, at 6:00 a.m. Israel time, an ownership certificate confirming their ownership of the Company’s Ordinary Shares on the Record Date, which certificate must be approved by a recognized financial institution, as required by the Israeli Companies Regulations (Proof of Ownership of Shares for Voting at General Meeting), 4760 – 2000, as amended. Alternatively, shareholders who hold Ordinary Shares through members of the Tel Aviv Stock Exchange may vote electronically via the electronic voting system of the Israel Securities Authority up to six hours before the time fixed for the Meeting. You should receive instructions about electronic voting from the Tel Aviv Stock Exchange member through which you hold your Ordinary Shares.

ADS holders should return their proxies by the date set forth on their voting instruction card.

If you are a beneficial owner of shares registered in the name of a member of the Tel Aviv Stock Exchange and you wish to vote, either by appointing a proxy, or in person by attending the Meeting, you must deliver to us a proof of ownership in accordance with the Israeli Companies Law and the Israeli Companies Regulations (Proof of Ownership of Shares for Voting at General Meetings), 4760 - 2000. Detailed voting instructions are provided in the Proxy Statement.

Sincerely,

Avi Reichental

Chairman of the Board of Directors

March 14, 2019

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NANO DIMENSION LTD.

NESS-ZIONA, ISRAEL

PROXY STATEMENT

EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS

April 7, 2019

The enclosed proxy is being solicited by the board of directors (the “Board of Directors”) of Nano Dimension Ltd. (the “Company”) for use at the Company’s Extraordinary General Meeting of Shareholders (the “Meeting”) to be held on Sunday, April 7, 2019, at 12:00 p.m. Israel time, or at any adjournment or postponement thereof. Upon the receipt of a properly executed proxy in the form enclosed, the persons named as proxies therein will vote the ordinary shares, par value New Israeli Shekels 0.1 each, of the Company (the “Ordinary Shares”) covered thereby in accordance with the directions of the shareholders executing the proxy. In the absence of such directions, and except as otherwise mentioned in this proxy statement, the Ordinary Shares represented thereby will be voted in favor of the proposal described in this proxy statement.

Two or more shareholders present, personally or by proxy, holding not less than twenty five percent (25%) of the Company’s outstanding Ordinary Shares, shall constitute a quorum for the Meeting. If within half an hour from the time the Meeting is convened a quorum is not present, the adjourned meeting shall be held on the same day, April 7, 2019 at 1:30 p.m. Israel time. If a quorum is not present at the adjourned meeting within half an hour from the time appointed for such meeting, any number of shareholders present personally or by proxy shall be deemed a quorum, and shall be entitled to deliberate and to resolve in respect of the matter for which the Meeting was convened. Abstentions and broker non-votes are counted as Ordinary Shares present for the purpose of determining a quorum.

Pursuant to the Israeli Companies Law, 5799-1999 (the “Israeli Companies Law”), Proposal No. 1 described hereinafter requires the affirmative vote of shareholders present at the Meeting, in person or by proxy, and holding Ordinary Shares of the Company amounting in the aggregate to at least a majority of the votes actually cast by shareholders with respect to such proposal (a “Simple Majority”).

PROPOSAL 1

TO INCREASE THE COMPANY’S REGISTERED SHARE CAPITAL AND TO AMEND AND RESTATE THE COMPANY’S ARTICLES OF ASSOCIATION TO REFLECT THE SAME

Following the approval of the Company’s Board of Directors, the shareholders of the Company are requested to approve an increase to the Company’s registered share capital by NIS 30,000,000, to NIS 50,000,000 divided into 500,000,000 Ordinary Shares, par value NIS 0.1 each, and to amend and restate the Company’s articles of association to reflect the same.

The amended and restated articles of association of the Company, is attached as Exhibit A hereto.

The shareholders of the Company are requested to adopt the following resolution:

“RESOLVED, to increase the Company’s registered share capital by NIS 30,000,000, to NIS 50,000,000 divided into 500,000,000 Ordinary Shares, par value NIS 0.1 each, and to amend and restate the Company’s articles of association to reflect the same, as set forth in Exhibit A to the Proxy Statement.”

The approval of the above proposal, as described above, requires the affirmative vote of a Simple Majority (as defined in this proxy statement).

The Board of Directors recommends a vote FOR on the above proposal.

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Your vote is important! Shareholders are urged to complete and return their proxies promptly in order to, among other things, ensure action by a quorum and to avoid the expense of additional solicitation. If the accompanying proxy is properly executed and returned in time for voting, and a choice is specified, the shares represented thereby will be voted as indicated thereon. EXCEPT AS MENTIONED OTHERWISE IN THIS PROXY STATEMENT, IF NO SPECIFICATION IS MADE, THE PROXY WILL BE VOTED IN FAVOR OF THE PROPOSAL DESCRIBED IN THIS PROXY STATEMENT. Shareholders who hold shares of the Company through members of the Tel Aviv Stock Exchange and who wish to participate in the Meeting, in person or by proxy, are required to deliver proof of ownership to the Company, in accordance with the Israeli Companies Regulations (Proof of Ownership of a Share For Purposes of Voting at General Meetings), 4760- 2000. Such shareholders wishing to vote by proxy are requested to attach their proof of ownership to the enclosed proxy.

Proxies and all other applicable materials should be sent to the Company’s office at Ilan Ramon 2, Ness Ziona.

ADDITIONAL INFORMATION

We are subject to the informational requirements of the United States Securities Exchange Act of 1934, as amended (the “Exchange Act”), as applicable to foreign private issuers. Accordingly, we file reports and other information with the United States Securities and Exchange Commission (the “SEC”.) Shareholders may read and copy any document we file at the SEC’s public reference rooms at 100 F Street, N.E., Washington, D.C. 20549.

Shareholders can call the SEC at 1-800-SEC-0330 for further information on using the public reference room. All documents which we will file on the SEC’s EDGAR system will be available for retrieval on the SEC’s website at http://www.sec.gov. As a Dual Company (as defined in the Israeli Companies Regulations (Concessions for Public Companies Traded on Stock Markets Outside of Israel), 4760- 2000) we also file reports with the Israel Securities Authority. Such reports can be viewed on the Israel Securities Authority website at http://www.magna.isa.gov.il and the Tel Aviv Stock Exchange website at http://www.maya.tase.co.il.

As a foreign private issuer, we are exempt from the rules under the Exchange Act prescribing certain disclosure and procedural requirements for proxy solicitations. In addition, we are not required under the Exchange Act to file periodic reports and financial statements with the SEC as frequently or as promptly as United States companies whose securities are registered under the Exchange Act. The Notice of the Extraordinary General Meeting of Shareholders and the Proxy Statement have been prepared in accordance with applicable disclosure requirements in the State of Israel.

YOU SHOULD RELY ONLY ON THE INFORMATION CONTAINED IN THIS PROXY STATEMENT OR THE INFORMATION FURNISHED TO YOU IN CONNECTION WITH THIS PROXY STATEMENT WHEN VOTING ON THE MATTER SUBMITTED TO SHAREHOLDER APPROVAL HEREUNDER. WE HAVE NOT AUTHORIZED ANYONE TO PROVIDE YOU WITH INFORMATION THAT IS DIFFERENT FROM WHAT IS CONTAINED IN THIS DOCUMENT. THIS PROXY STATEMENT IS DATED MARCH 14, 2019. YOU SHOULD NOT ASSUME THAT THE INFORMATION CONTAINED IN THIS DOCUMENT IS ACCURATE AS OF ANY DATE OTHER THAN MARCH 14, 2019, AND THE MAILING OF THIS DOCUMENT TO SHAREHOLDERS SHOULD NOT CREATE ANY IMPLICATION TO THE CONTRARY.

By Order of the Board of Directors

NANO DIMENSION LTD.

Yael Sandler, Chief Financial Officer

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Exhibit A

Amended and Restated Articles of Association

AMENDED AND RESTATED

ARTICLES OF ASSOCIATION

NANO DIMENSION LTD.

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126-129.	Validity of Actions and Approval of Transactions that are Not Irregular	23

130.	Distribution	23

131-138.	Dividends and Bonus Shares	24

139.	Merger	24

140-142.	Minutes	24

143-145.	Shareholders Registry	25

146-150.	Notices	26

151.	Winding-up of the Company	26

152.	Liability Exemption	27

153-154.	Liability Insurance	27

155-157.	Indemnification	28

158.	Binding the Company	29

159.	Amending these Articles of Association	29

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Interpretation

1.	In these articles of association the following words and terms shall have the meaning prescribed beside them, unless the context requires otherwise:

“Person”	-	Including a corporation (unless stated otherwise in these articles of association);

“Shareholder”	-	Any Person who is a Registered Shareholder and/or Non-registered Shareholder. With respect to any effective date, as defined in Section 182 of the Companies Law, shareholders shall be those Persons who are Shareholders on such effective date.

“Registered Shareholder”	-	A shareholder who is registered as the owner of a share in the Company’s shareholders registry.

“Non-registered Shareholder”	-	A shareholder who has rights to a share registered with a member of the Stock Exchange, while such share is included among the shares registered in the Company’s shareholder registry to the name of a nominee company.

“Stock Exchange”	-	The Tel Aviv Stock Exchange Ltd.

“Board”	-	The board of directors lawfully appointed in accordance with these articles of association.

“Companies Law”	-	The Companies Law, 5759-1999, as may be amended from time to time, including any regulations enacted thereunder.

“Securities Law”	-	The Securities Law, 5728-1968, as may be amended from time to time, including any regulations enacted thereunder.

“Law”	-	The Companies Law, the Securities Law, as may be amended from time to time, including any regulation enacted thereunder, and any other statute in effect pertaining to companies that applies to the Company at such time.

“Company”	-	The aforementioned company.

“Registry”	-	The shareholders registry that must be maintained in accordance with Section 127 of the Companies Law, and in the event the Company maintains an additional registry outside of Israel – any such additional registry, as the case may be.

“Office”	-	The Company’s registered office at such time, which may change from time to time as determined by the Company’s Board.

“Writing”	-	Print, lithography, photo, telegram, telex, facsimile, email, and any other visual form or impression of words.

“Securities”	-	Including shares, debentures, capital notes, certificates and other instruments conferring rights to sell, convert or sell such securities.

“Companies Ordinance”	-	The Companies Ordinance [New Version], 5743-1983.

“Articles of Association”	-	The Company’s articles of association as set forth hereunder or as amended.

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2.	The provisions of Sections 2, 3, 4, 5, 6, 7, 8, 10 of the Interpretation Law, 5741-1981, shall apply mutatis mutandis to interpretation of these Articles of Association, in the absence of any other provision on the matter at hand and provided such application does not contradict the matter at hand or the context thereof.

3.	Save for as set forth in this Section, every word and phrase in these Articles of Association shall bear the meanings prescribed to them in the Companies Law, unless such meaning contradicts the subject or content thereof.

4.	Provisions that can be stipulated shall apply to the Company unless set forth otherwise in these Articles of Association, and in the event of contradiction between the provisions of these Articles of Association and between such provisions of the Companies Law the provisions of these Articles of Association shall take precedent.

5.	References in these Articles of Association to provisions of the Companies Law that have been amended or cancelled, such provisions shall be deemed valid and incorporated within these Articles of Association, unless such is prohibited by law.

6.	In the absence of specific indication of the majority necessary for adopting resolutions by the General Meeting or the Board, the necessary majority shall be deemed an ordinary majority.

Name of the Company

7.	The name of the Company is: Z.B.I LTD

Purposes of the Company

8.	The Company is entitled to engage in any lawful business, subject to the purposes of the Company specified in the Company’s Memorandum of Association.

Objectives of the Company

9.	The objectives of the Company are to act upon commercial considerations for maximizing its profits, however the Company may contribute a reasonable amount to a worthy cause, even if such contribution is not within the framework of its aforementioned commercial considerations, and this in accordance with the discretion of the Company’s Board.

Registered Share Capital

10.	(A)	The Company’s registered share capital is 500,000,000 ordinary shares NIS 0.1 par value each.

(B)	All ordinary shares shall be of equal rights between them for all intents and purposes, and each fully paid up ordinary share shall confer to its holder:

(1)	The right to be invited to participate in every General Meeting of the Company and a right to one vote for each ordinary share in its possession, for all votes and at all General Assemblies of the Company it participates in;

(2)	The right to receive dividends, if and when distributed, and a right to receive bonus shares, if distributed;

(3)	The right to participate in distribution of the Company’s excess assets upon liquidation.

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Liability of the Shareholders

11.	The liability of the shareholders is limited, as set forth in the Company’s Memorandum of Association and the Companies Law. In this regard, each Shareholder is only liable for payment of the par value of its shares. In the event the Company allocates shares for consideration lower than par value, the liability of the shareholders shall be limited to the reduced consideration for each share issued to it.

Public Company

12.	Subject to the provision of the Companies Law, and so long as the Company’s Securities are listed on the Stock Exchange or so long as the Company’s Securities offered to the public are held by it, the Company shall be a public company.

Shares

13.	Without prejudicing the special rights previously granted to holders of existing shares of the Company, the Company may issue or allocate shares and other Securities with preferential rights or deferred rights or issue redeemable securities out of its unissued capital or issue shares with other special limited rights or with restrictions with respect to dividends, voting rights, or with respect to other matters, as the Company may determine from time to time by resolution adopted by a majority of the shareholders at the General Meeting.

14.	Should the share capital be divided into various classes of shares at any time, the Company may resolve, by ordinary majority at the General Meeting, save if the issuance terms of such class of shares provide otherwise, convert, expand, add or otherwise change the rights, privileges, advantages, limitation and other provisions related or unrelated at such time to any class, or as determined by resolution adopted by ordinary majority at the General Meeting of the shareholders of such class.

15.	Special rights conferred to shareholders or to a certain class of shares, including preferred shares or shares with other special rights, shall not be deemed to have been changed by the creation or issuance of additional equal ranking shares, unless stipulated otherwise in the allocation terms of such shares. The provisions of these Articles of Association pertaining to General Assemblies shall apply, mutatis mutandis, to any class meeting.

16.	Unissued shares of the Company shall be under the supervision of the Board, which may allocate them up to the limit of the Company’s registered share capital, to such Persons, in consideration for cash or other non-cash consideration, under such restrictions and conditions, whether above par value, whether for par value or (in accordance with the provisions of the Companies Law) and whether for consideration lower than par value, and at such times as the Board deems fit, and the Board shall be authorized to deliver calls on any such shares to any person, on par value or above par value or for consideration lower than par value, during such time and for such consideration and under such conditions as the Board deems fit.

17.	Upon allocation of shares the Board shall be entitled to differentiate between shareholders with respect to the amounts and/or due dates of payment calls.

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18.	In the event the allocation terms of any shares provide for payment of the consideration for such shares, in full or in part, in installments, each such installment shall be paid to the Company by the Person who is the registered owner of the shares at such time or by its legal guardian.

19.	The Company shall be entitled at any time to pay a commission to any Person for its role as underwriter or for its consent to act as underwriter, whether unconditionally or conditionally, on any Security, including the Company’s stock bonds or for its consent to subscribe for, unconditionally or conditionally, any Security, debenture or stock bond of the Company. In each case commission can be paid or settled in cash or Securities or debentures or stock bonds of the Company.

Share Certificates; Share Deeds

20.	Subject to the provisions of the Companies Law and in accordance thereto, share certificates evidencing title to shares shall bear the seal of the Company or its printed name, together with the signatures of one director and the Secretary, or as determined by the Company’s Board from time to time.

21.	Every Registered Shareholder (including the nominee company) is entitled to receive from the Company, per its request, one share certificate for all the shares registered to its name, or if approved by the Board (after payment of the amount determined by the Board from time to time), several share certificates, each for one or more such shares; each share certificate shall indicate the number of shares for which it was issued and the serial numbers of the shares, the par value of the shares and all subject to the provisions of the Companies Law.

22.	Share certificates registered to the names of two or more Persons shall be delivered to the Person whose name appears first in the shareholders registry with respect to such share, from among the names of the joint owners, unless all the registered owners of such share instruct the Company in writing to deliver it to another registered owner.

23.	(A)	The Company is entitled to deliver a share deed for fully paid up shares, conferring to its holder rights to the shares set forth in such deed and the right to transfer it upon transfer of the shares, and the provisions of these Articles of Association pertaining to transfer of shares shall not apply to shares set forth in such deed;

(B)	Shareholders lawfully holding share deeds are entitled to return the deed to the Company to be cancelled and transform the shares into Registered Shares; and are also entitled, in consideration for a fee determined by the Board, to have their name registered in the shareholders registry for the shares set forth in the share deed and be issued a share certificate;

(C)	Owners of share deeds may deposit the deeds at the Office, and so long as it is deposited there the depositing shareholder shall be entitled to request assembly of the Company’s Meeting, in accordance and subject to the provisions of the Companies Law and these Articles of Association, be present at such Meeting, vote and exercise all other rights of shareholders at any Meeting assembled per its request upon the lapse of 48 hours from deposit, is if such Person’s name was registered in the shareholders registry as the owner of the shares included in the share deed. Only one Person shall be recognized as the party deposing the shares, and the Company is obligated to return the share deed to the depositing party upon advance written notice of two days.

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The rights specified in subsection (C) above are contingent upon depositing share deeds as set forth therein, however all other rights conferred to shareholders of the Company shall vest in such holder regardless subject to the provisions of these Articles of Association.

24.	If share certificates or share deeds are lost or defaced or damaged, the Board shall be entitled to issue new share certificates or deeds in lieu thereof, provided the share certificates or share deeds were not cancelled by the Company, or it was proven to the satisfaction of the Board that the share deeds or share certificates were lost or destroyed, and the Company has received guarantees to the satisfaction of the board for any possible damage, and all for a fee should the Board chose to impose it. The provisions of Sections 20 to 23 above shall apply mutatis mutandis also with respect to issuing new share certificates.

Payment Calls

25.	The Board may, from time to time at its discretion, make payment calls to shareholders for payment of all unsettled amounts due for the shares held by each of the shareholders, when the allocation terms of such shares do not set specific dates for settlement, and every shareholder must pay the call amount at such time and place determined by the Board. Payment calls can be made by dividing payment into installments. The date of payment calls shall be the date of the resolution of the Board pertaining to such payment calls.

26.	Advance notice of fourteen (14) days shall be delivered with every payment call, indicated the amount and place of payment. Notwithstanding the aforementioned, prior to the due date of such payment calls the Board is entitled, by written notice to the shareholders, cancel the payment calls or extend the due date, provided such resolution was adopted prior to the due date of the payment calls.

27.	Joint shareholders shall be jointly liable for payment of all amounts and payment calls on such shares.

28.	If according to the allocation terms of any shares or otherwise, payments or installments are due at specific times, such payments or installments shall be settled as if they were payment calls lawfully made by the Board for which lawful notice was provided, and all provisions of these Articles of Association pertaining to payment calls shall apply to said payments and installments.

29.	Payment calls or installments not settled prior to or on their due date shall cause the Person who is at such time the shareholder of such shares subject of the payment call or installment to incur interest on such amount, at such rate determined by the Board from time to time, or at the rate permitted by law at such time, accruing from the date due for payment until actual settlement, however the Board may waive payment of interest, all or part.

30.	Should the Board deem it appropriate, it may accept advance payment from shareholders on account of the unsettled amounts due for of their shares, or part thereof. The Board may pay interest to shareholders on funds advanced as set forth above, or on part thereof, until the date such amounts would have been due had payment not been advanced, according to the rate agreed between the Board and the advancing shareholder.

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Forfeiture and Pledge of Shares

31.	In the event any shareholder fails to pay the consideration it has undertaken, all or part, according to determined times and conditions, whether or not payment calls were made, the Board shall be entitled at any time to provide notice to such shareholder demanding payment of the unsettled amount, together with accrued interest and all expenses incurred by the Company due to such failure.

32.	The notice shall set a date, which shall be at least fourteen (14) days after the date of the notice, and place or places for payment of the aforementioned payment calls or installment, together with interest and expenses as set forth above. The notice shall note that failure to make payment in accordance with the date and place indicated in the notice may cause the Company to forfeit the shares subject of the unsettled payment call or installment.

33.	Upon failure to comply with the requirements of the aforementioned notice, the Board may resolve, at any time thereafter, prior to settlement of the payment call or installment, interest and expenses due in connection with such share, to forfeit the shares subject of the notice. Such forfeiture shall include all dividends declared with respect to the forfeited shares and not yet paid in practice before such forfeiture.

34.	Shares forfeited as set forth above shall be deemed property of the Company, and the Board shall be entitled, considering all provisions of these Articles of Association, sell, reallocate or otherwise transfer them as it deems fit, and all subject to the provisions of the Companies Law.

35.	Shares forfeited and yet to be sold shall be dormant shares, and shall not confer any rights so long as they are owned by the Company.

36.	The Board may at any time prior to sale, reallocate or otherwise transfer any forfeited shares or cancel the forfeiture on such terms the Board deems fit.

(A)	Any shareholder whose shares were forfeited shall cease owning such forfeited shares, however it shall continue being liable towards the Company for any payment calls, installments, interest and expenses due on account of or for such shares at the time of forfeiture, together with interest on such amounts beginning on the forfeiture date and until the payment date, at maximum rate permitted by law, unless the forfeited share were sold and the Company received the full consideration the shareholder was obligated to, together with expenses related to the sale;

(B)	Should the consideration received from the sale of the forfeited shares exceed the consideration the forfeited shareholder was obligated to, such shareholder shall be entitled to a refund of the partial consideration it had paid, if any, subject to the provisions of the allocation agreement, and provided the consideration that remains in the possession of the Company is no less than the consideration the forfeited shareholder was obligated to, together with expenses accompanying the sale.

37.	The provisions of these Articles of Association with respect to forfeiture shall also apply to instances of failure to pay predetermined amounts that according to the allocation terms of the shares are due on set times, as if such amount is to be settled under a payment call provided and presented.

38.	The Company shall have the right to a first level pledge on all shares registered to the name of any shareholder, except for fully paid up shares, as well as on the income from their sale, for settling the debts and obligations of such shareholder towards the Company, whether individually or jointly with any other Person, whether or not such debts or obligations have come due, regardless of the source of the debts, and no rights in equity shall apply to any share. The aforementioned lien and pledge shall apply to all dividends declared from time to time on such shares. Unless resolved otherwise, registration by the Company of share transfers shall be deemed a waiver on behalf of the Company of the pledge or lien (if any) on the shares.

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39.	For realizing the aforementioned pledge the Board shall be entitled to sell the pledged shares as it deems fit, at its discretion; however shares shall not be sold prior to the lapse of the period set forth in Section 32 above and delivering written notice to the shareholder (or to the Person entitled to the shares pursuant to the shareholder’s demise or bankruptcy or dissolution or receivership) whereby the Company intends to sell the shares, and provided the shareholder or such Person entitled to the shares aforementioned failed to fulfill the its obligations mentioned above within fourteen (14) days of sending such notice.

40.	Proceeds from any such sale, after settling the expenses of the sale, shall be used for settling the debts and fulfilling the obligations of such shareholder (including debts, obligations and engagements that have yet to become due) and the provisions of Section 36(B) shall apply mutatis mutandis.

41.	In the event of sale pursuant to forfeiture, or for realizing the pledge by exercising the authorities conferred above, the Board shall be entitled to appoint a Person to execute a share transfer instrument for the shares being sold and to register the purchaser in the shareholders registry as the owner of the shares being sold, and once such name is recorded in the shareholders registry with respect to such shares the validity of the sale shall not be disputed and the sole remedy of any Person prejudiced by such sale shall be claiming damages from the Company.

Transfer and Delivery of Shares

42.	Any transfer of shares recorded the shareholders registry to the name of a Registered Shareholder, including transfer by or to the nominee company, shall be made in writing, and provided the share transfer instrument is executed in handwriting by the transferor and transferee, in person or by their appointed attorney, as well as by witnesses, and the transferor shall be continue to be deemed the shareholder until the transferred shares are registered to the name of the transferee in the shareholders registry. Subject to the provisions of the Companies Law, share transfers shall not be recorded unless a share transfer instrument was delivered to the Company’s Office, as set forth hereunder.

Share transfer instruments shall be drafted and completed in the following form or in a manner similar as much as possible or in an ordinary or customary form approved by the Chairman of the Board:

“I ________, from ________ (“Transferor”), for consideration of NIS ________ paid to me by ________ from ________ (“Transferee”) hereby transfer to the Transferee ________ shares NIS ________ par value each, bearing numbers ________ through ________ inclusive, of ________ Ltd., to be held the Transferee, its estate administrators, legal guardians, and appointed attorneys, according to the conditions under which I held such shares immediately prior to executing this instrument, and I, the Transferee, hereby agree to accept such shares under such conditions.”

In witness hereof we have set our hand on ________ of ________, ________.

Transferor	Transferee

Witness to Transferor’s execution	Witness to Transferee’s execution

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43.	The Company is entitled to lock the shareholders registry for such period deemed fit by the Board, provided such period does not exceed thirty (30) days during any single year. The Company shall notify the shareholders with respect to locking the shareholders registry in accordance with the provisions of these Articles of Association with respect to providing notices to shareholders.

44.	(A)	Share transfer instruments shall be delivered to the Office for registration, together with the certificates of the shares being transferred, if issued, and any other evidence required by the Company’s Board. Registered share transfer instruments shall remain in the possession of the Company, while any share transfer instruments the Board refuses to register shall be returned to sender per request together with the share certificates (if submitted). In the event the Board refuses to approve transfer of shares, it shall notify the Transferee no later than thirty (30) days from receiving the transfer instrument;

(B)	The Company may collect fees for registering the transfer, as determined by the Company’s board.

45.	The legal guardians and estate administrators of any deceased individual shareholder, or in the absence of estate administrators or legal guardians the Persons with rights to inherit the deceased shareholder, shall be the only Persons recognized by the Company as having rights in the shares registered to the name of the deceased.

46.	In the event shares are registered to two or more owners, the Company shall only recognize the surviving joint owner(s) as having rights or benefits in the shares, however such provision shall not release the estate of a joint owner of securities from any other obligations with respect to the jointly held securities. In the event shares are registered to several joint owners each of them shall be entitled to transfer its right.

47.	Any Person receiving rights to shares due to a shareholder’s demise shall be entitled, upon presenting proof of the existence of a will, or appointment of a guardian, or granting of a probate order, evidencing its rights to the demised shareholder’s shares to be registered as the shareholder of such shares, or shall be entitled, subject to the provisions of these Articles of Association, transfer such shares.

48.	The Company may recognize a receiver or liquidator of a shareholder that is a corporation in winding-up or liquidation, or recognize a trustee in bankruptcy or any receiver of a bankrupt shareholder, as having rights to the shares registered to the name of such shareholder.

49.	A receiver or liquidator of a shareholder that is a corporation in winding-up or liquidation, or a trustee in bankruptcy or any receiver of a bankrupt shareholder, after presenting proof as requested by the Board for evidencing its rights to the shares of the shareholder in winding-up or liquidation or bankruptcy, with the consent of the Board (and the Board shall be entitled to refuse granting such consent without being required to reason its refusal) may be registered as the shareholder of such shares or transfer such shares subject to the provisions of these Articles of Association.

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50.	The aforementioned with respect to transfer of shares shall apply to transfer of other securities of the Company, mutatis mutandis.

Redeemable Securities

51.	The Company shall be entitled to issue or allocate redeemable securities, subject to the provisions of these Articles of Association pertaining to the issuance of securities.

52.	In the event the Company issues redeemable securities, it shall be entitled to redeem them and the restrictions set forth in the 2nd Part of the 7th Chapter of the Companies Law such not apply to such redemption.

53.	In the event the Company issues redeemable securities, it shall be entitled to attribute them characteristics of shares, such as voting rights and rights to participate in profits.

Changes to Capital

54.	The Company is entitled from time to time, by resolution of the General Meeting, adopted by ordinary majority, to increase its registered share capital by classes of shares as it shall determine.

55.	Unless set forth otherwise in the resolution approving the increase of share capital, the provisions of these Articles of Association shall apply to the new shares.

56.	By resolution of the General Meeting adopted by ordinary majority, the Company is entitled:

A.	Consolidate its share capital and divide it into shares of greater par value than the existing shares, and in the event the shares have no par value – into capital consisting of a smaller number of shares, provided such action does not change the holding rates of the shareholders in the issued capital.

For implementing any such resolution the Board shall be entitled to settle any difficulty that may arise as it deems fit, including issuance of certificates for fractions of shares or certificates to the name of several shareholder that includes the fractions of shares they are entitled to.

Without derogating from the Boards authority as set forth above, in the event consolidation results in shareholders owning fractions of shares, the Board shall be entitled, with the approval of the General Meeting adopted by ordinary majority, to:

(1)	Sell all fractions and to such end appoint a trustee who shall be issued the share certificates that include the fractions, and dividing the proceeds of their sale between the entitled shareholder after deducting commissions and expenses; or-

(2)	Allocate fully paid up shares of the same class prior to consolidation to every shareholder that would otherwise own a share fraction as result of consolidation, in such number so to create one whole share together with the fraction, and such allocation shall be deemed effective immediately prior to consolidation; or –

(3)	Determine that shareholders shall not be entitled to receive a consolidated share for consolidated share fractions resulting from consolidation of half or less than the number of shares the consolidation of which creates one consolidated share, and shall be entitled to receive a consolidated share for consolidated share fractions resulting from consolidation of half or more of the shares the consolidation of which creates one consolidated share.

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In the event following either paragraph (2) or (3) above requires issuance of additional shares such shares shall be redeemed in the same manner bonus shares can be redeemed. Such consolidation and division shall not be deemed to change the rights of the shares subject of consolidation and division.

B.	Divide its share capital by redividing of all or part of its existing shares, into shares of lesser par value than the existing shares, and in the event the shares have no par value – into issued capital consisting of a greater number of shares, provided such action does not change the holding rates of the shareholders in the issued capital.

C.	Cancel issued share capital that has not been allocated as of the resolution date, provided the Company has not undertaken, including any contingent undertakings, to allocate the shares;

D.	Reduce shares in the Company’s issued capital whereby such shares are cancelled and any consideration paid on their par value be registered in the Company’s books as a fund that for all intents and purposes shall be deemed a premium paid on the shares remaining in the Company’s issued share capital.

E.	Consolidate its share capital, all or part, into one class of shares and in this respect the Company may decide to compensate the Company’s shareholders, all or part, for the capital consolidation, by way of issuing bonus shares to such shareholders.

F.	Reduce the par value of the Company’s shares and in such event the provisions of Subsection D above shall apply, mutatis mutandis, also with respect to reducing the par value of the Company’s shares.

General Meetings

57.	The Company shall hold an Annual Meeting every year and no later than fifteen (15) months after the last Annual Meeting. General Meetings that are not Annual Meetings are Special Meetings.

58.	The agenda of Annual Meetings shall include the following matters:

(A)	Discussing the Company’s periodic report, including the Company’s audited financial statements and the Board’s report regarding the Company’s affairs, which is submitted to the General Meeting;

(B)	Appointing directors;

(C)	Appointing the Company’s auditors and receiving a report on the auditors’ wages;

(D)	Matters brought for resolution of the General Meeting by members of the Board.

59.	The Board is entitled to assemble Special Meetings as it deems fit, and shall assemble Special Meetings at the request of any two members of the Board, or of one quarter of the members of the Board in office at such time, or of any one or more shareholders holding at least five percent (5%) of the issued capital and at least one percent (1%) of the voting rights in the Company, or of one or more shareholders holding at least five percent (5%) of the voting rights in the Company.

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If the Board is requested to call a Special Meeting it shall do so within twenty one (21) days from the date such request was delivered to it, to such date set forth in the notice of the Special Meeting, as set forth in Section 62(B) hereunder, provided the date of assembly is no later than thirty five (35) days from the date of publishing the notice, and all subject to the provisions of the Law.

60.	If the Board fails to call a Special Meeting as set forth in Section 59 above, the requesting party, and when the requesting party is a group of shareholders – also part of them holding more than half of their voting rights, is entitled to assemble the meeting itself, provided it is held no later than three months from the date of the request, and such meeting shall assemble, as much as possible, in the same manner as meetings are assembled by the Board.

61.	(A)	The agenda at General Meetings shall be determined by the Board and shall also include matters for which assembly of a Special Meeting was requested as set forth in Section 59 above as well as matters set forth in Subsection (B) hereunder;

(B)	Shareholders, one or more, holding at least one percent (1%) of the voting rights at the General Meeting, shall be entitled to request the Board to include matters on the agenda of General Meetings assembled in the future, provided such matters are suitable to be discussed at the General Meeting, subject to the provisions of the Companies Law;

(C)	Requests as set forth in Subsection (B) above shall be submitted to the Company in writing at least seven (7) days prior to proving notice of assembling the General Meeting, and shall be accompanied with the form of resolution proposed by the shareholders, unless set forth otherwise by applicable law.

62.	(A)	Notices of assembling General Meetings shall be published in at least two widespread daily newspapers published in Hebrew at such times set forth in the Law, and the Company shall not provide any other notice to the shareholders registered in the Company’s shareholders registry unless set forth otherwise in applicable law.

(B)	Notices of General Meetings shall indicate the type of meeting, the place and time of assembly, details of the matters on the agenda, a summary of the proposed resolutions, the majority required for adopting the resolutions as well as the effective date for determining the eligibility of shareholders to vote at General Meetings. If the time for an adjourned meeting is set for any time other than the same day and time of the following week such shall be indicated in the notice.

63.	The General Meeting is entitled to assume the authorities of other organs for a certain matter or certain period of time that shall not exceed the period necessary under the circumstances. If the General Meetings assumes authorities conferred by Law to the Board, the rights, obligations and responsibility that apply to the member of the Board with respect to exercising such authorities shall apply to the shareholders, mutatis mutandis, and the provisions of the 3rd, 4th and 5th Chapters of the 6th Part of the Companies Law shall apply to their participation and voting at meetings.

64.	Defects in good faith to the assembly or conduct of General Meetings, or any other defect resulting from failure to comply with any provision or conditions set forth in the Law or these Articles of Association, including with respect to the manner of assembling or conducting the General Meeting shall not disqualify resolutions adopted by the General Meeting and shall not impair discussions held, subject to the provisions of applicable law.

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Voting Rights

65.	Shareholders wishing to vote at the General Meeting shall prove their ownership of shares as required by applicable law.

66.	(A)	The Company may set an effective date for purpose of eligibility to participate and vote at the General Meeting, provided such date is no more than 21 days and no less than 4 days prior to the date set for assembly of the General Meeting;

(B)	Notwithstanding the provisions of Subsection (A) above, for General Meeting with an agenda that includes matters listed in Section 87(A) of the Companies Law, the Company shall set an effective date that is no more than 40 days and no less than 28 days prior to the date set for assembly of the General Meeting, unless applicable law permits setting an effective date at an earlier date.

67.	Shareholders who are minors or declared incompetent by a competent court may vote only through their legal guardians, and any such legal guardian may vote by proxy.

68.	Subject to the provisions of applicable law, in the event of joint ownership of shares, each of the owners may vote such shares at any Meeting, whether in person or by proxy, as if it were the sole owner thereof. In the event more than one joint owner participates at any Meeting, whether in person or by proxy, the joint shareholder whose name appears first in the shareholders registry with respect to such shares, or in the share ownership confirmation, or in any other document determined by the Board for such reason, as the case may be, shall be entitled to vote. Several legal guardians or estate administrators of a deceased Registered Shareholder shall be deemed for purposes of this Section as joint owners of such shares.

69.	Shareholders may vote in person or by proxy, as stipulated hereunder.

70.	A corporation that is a shareholder of the Company may authorize, by resolution of its directors or any other managing body, any Person it deems fit for purpose of representing it at any General Meeting. Such authorized Person aforementioned shall be entitled to exercise voting rights on behalf of the represented corporation in the same manner as if the corporation was an individual shareholder. Chairman of the Meeting may require any such authorized person reasonable proof of being the corporation’s authorized representative, as a condition for participation of such Person at the Meeting.

It is clarified that the provisions set forth in Sections 71 to 75 hereunder with respect to proxy instruments shall not apply to the authorized representative of a corporation but only to a proxy voting on behalf of such corporation.

71.	Any document appointing an agent to vote (“Proxy Instrument”) shall be made in writing and executed by the principal or by its legal representatives having authorization in writing to execute Proxy Instruments, and if the principal is a corporation the appointment shall be by Proxy Instrument executed by the corporation’s authorized signatories together with the corporation’s seal or signature of its authorized representative.

72.	Proxy Instruments or copies thereof satisfactory to the Company’s Board or any Person authorized by it, shall be deposited at the Office or any place designated for assembly of the Meeting no later than 48 hours before the time set for commencement of the Meeting where the Person indicated in the Proxy Instrument intends to vote. However the Chairman of the Meeting may waive such requirement with respect to all participants of any Meeting, and accept their Proxy Instrument or copy thereof, to the satisfaction of the Chairman of the Meeting, upon commencement of the Meeting.

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73.	Shareholders holding more than one share shall be entitled to appoint more than one proxy, subject to the following provisions:

(A)	The Proxy Instruments shall indicate the class and number of its underlying shares, and also, when required by applicable law, reference to questions regarding the shareholder’s personal interest in the engagement on the agenda of the General Meeting;

(B)	In the event the number of shares of any certain class set forth in Proxy Instruments provided by a single shareholder exceeds the number of shares of such class held by it, all Proxy Instruments provided by such shareholder for excess shares shall be void, without prejudicing the validity of votes casted for shares it holds;

(C)	In the event a proxy is appointed by a shareholder and the Proxy Instrument does not indicate the number and class of underlying shares, such Proxy Instrument shall be deemed to have been granted for all the shares held by the shareholder on the date of depositing the Proxy Instrument with the Company or on the date of presenting it to the Chairman of the Meeting, as applicable. If the Proxy Instrument is granted for a number of shares that is lower than the number of shares held by the shareholder, such shareholder shall be deemed to have abstained from voting the balance of shares it holds, and the Proxy Instrument shall only be valid for the indicated number of shares.

74.	Proxy Instruments for the General Meeting shall be drafted and completed in the following form or in a manner similar as much as possible or in an ordinary or customary form approved by the Chairman of the Board:

“I ________, from ________, shareholder in ________ (the “Company”), hereby appoint ________, bearer of ID number ________, from ________, or in his/her absence - ________, bearer of ID number ________, from ________, or in his/her absence - ________, bearer of ID number ________, from ________, to vote on my behalf and part for ________ shares of ________ class, held by me, at the Annual/Special General Meeting of the Company / at the ________ Class Meeting, to be held on ________ of ________, ________, and at any adjourned Meeting thereof.”

Signature

75.	Any vote in accordance with Proxy Instruments shall be effective in spite of the demise of the principal, or cancellation of the Proxy Instrument or transfer of such voted shares, unless notice of the demise, cancellation or transfer was received at the Company’s Office or by the Chairman of the Meeting prior to voting.

Discussions and Adopting Resolutions at the General Meeting

76.	Discussions shall not commence at the General Meeting unless a legal quorum is present within half an hour of the time set for opening the Meeting. Save for instances where the Companies Law or these articles of association stipulate otherwise, a legal quorum shall be present when at least two (2) shareholders holding at least one quarter (1/4) of the voting rights in the Company are present in person or by proxy.

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77.	If a legal quorum is not present upon the lapse of half an hour from the time set for the Meeting, it shall be adjourned to the same day on the following week, at the same time and same place, or to any other time if set forth in the notice of the Meeting, and the adjourned Meeting shall discuss matters on the agenda for the original meeting. If a legal quorum is not present at the adjourned Meeting upon the lapse of half an hour from the time set for the Meeting, the adjourned Meeting shall be held with any number of participants.

If the General Meeting was assembled per the request of shareholders, the adjourned Meeting shall only be held in the presence of at least one or more shareholders holding at least five percent (5%) of the issued share capital and one percent (1%) of the voting rights in the Company, or, one or more shareholder holding at least five percent (5%) of the voting rights in the Company.

78.	Every General Meeting shall select a Chairman for such Meeting. Selection of the Chairman shall be at the beginning of the Meeting, which shall be opened, subject to the presence of a legal quorum, by the Company’s Secretary or by a shareholder authorized by the Secretary for such purpose.

79.	Chairman of the General Meeting shall be entitled, with the consent of the Meeting in the presence of a legal quorum, adjourn the Meeting, the discussion or adopting resolutions on matters specified on the agenda, from time to time and from place to place, and shall be obligated to adjourn them if ordered by the General Meeting to do so. An adjourned Meeting shall only discuss matters on the agenda and not discussed or concluded at the Meeting that was adjourned.

80.	Subject to the provisions of applicable law, resolutions shall be adopted at the General Meeting by show of hands, while each share entitled to vote shall grant one vote. In the event of an equal number of votes for and against the resolution shall be deemed to have been rejected.

81.	Resolutions of the General Meeting shall be adopted by ordinary majority, unless another majority is specified in the Law or these Articles of Association.

82.	In addition to resolutions the General Meeting is authorized to adopt, and which are specified in these Articles of Association and/or the Companies Law, resolutions of the Company on the following matters shall be adopted by ordinary majority at the General Meeting:

(A)	Amending these Articles of Association or the Company’s Memorandum of Association;

(B)	Exercising the Board’s authorities in the event the Meeting decides that the Board is unable to execute its authorities and that execution of such authorities are vital for the proper operation of the Company as set forth in Section 52(A) of the Companies Law;

(C)	Appointing the Company’s external auditors and termination of their appointment;

(D)	Appointing and dismissing the Company’s directors;

(E)	Approving actions and transactions requiring approval of the General Meeting;

(F)	Increasing and cancelling the registered share capital;

(G)	Merger (unless such transaction requires approval in accordance with Section 275(A) of the Companies Law).

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83.	The Chairman’s announcement whereby a resolution was adopted unanimously or by a certain majority or was rejected and minutes of the Meeting executed by the Chairman of the Meeting shall constitute prima facie proof of the contents of the minutes.

84.	The Board shall be entitled to determine from time to time the resolutions of the General Meeting that can be adopted by written vote. So long as not determined otherwise by the Board and subject to the provisions of the Companies Law and its regulations, resolutions of the General Meeting on the following matters can be adopted by written vote:

(A)	Appointing and dismissing directors;

(B)	Approving actions or transactions requiring approval of the General Meeting in accordance with the provisions of Sections 255 and 268 to 275 of the Companies Law;

(C)	Approving a merger according to Section 320 of the Companies Law;

(D)	Authorizing the Chairman of the Board or its relative to fulfill the position of General Manager or exercise its authorities and authorizing the General Manager or its relative to fulfill the position of the Chairman of the Board or exercise its authorities, in accordance with Section 121(C) of the Companies Law;

(E)	Matters determined by the Minister in regulations enacted by virtue of Section 89 of the Companies Law.

The Board of Directors

85.	The number of Board members shall be determined from time to time by ordinary majority of the shareholders at the General Meeting, or by the Company’s Board, by ordinary majority of Board members, provided such number is no less than three and no more than twelve, including the external directors. Only individuals and not corporations shall be eligible to be appointed as directors of the Company.

86.	(A)	Members of the Board shall be appointed by ordinary majority resolution of the shareholders at the Annual Meeting. Every appointed director shall serve in office until the following Annual Meeting;

(B)	The tenure of directors shall commence upon appointment by the Meeting as set forth above, however the Meeting shall be entitled to determine a later date than the Meeting;

(C)	The General Meeting is entitled to dismiss members of the Board at any time, by ordinary majority of the shareholders, and is entitled to decide at the same time to appoint another Person (who is not a corporation) as member of the Board. Prior to dismissal members of the Board shall have a reasonable opportunity to express their position before the General Meeting.

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87.	(A)	Members of the Board shall be entitled at any time to appoint a Person (who is not a corporation) to serve as their substitute on the Board (“Alternate Director”). Persons ineligible to be appointed as directors shall not be appointed as Alternate Directors, nor shall existing directors or existing Alternate Directors, unless permitted by applicable law. Directors in office may be appointed as an Alternate Director to a member of a Board committee, provided the candidate for Alternate Director to a member of a Board committee is not already a member of the same Board committee, and if he is an Alternate Director of an external director, the candidate shall be an external director with accounting and financial expertise or professional qualifications, according to the qualifications of the director being substituted. However Alternate Directors shall not be appointed for an external director except as set forth in this Subsection (A), unless set forth otherwise in the Law;

(B)	So long as the Alternate Director’s appointment is in effect, he shall be entitled to receive invitations to all meeting of the Board (without negating the right of the appointing Board member to receive invitations) and to participate and vote at any meeting of the Board from which the appointing director is absent;

(C)	Alternate Directors shall have, subject to the provisions of the appointment instrument, all powers of the appointing director, and shall be deemed a director for all intents and purposes;

(D)	Directors appointing Alternate Directors may terminate the appointment at any time. Tenure of an Alternate Director shall terminate in the event the appointing director (hereinabove and hereinafter: “Appointing Director”) notified the Company in writing with respect to termination of such appointment or of his resignation, or if the tenure of the Appointing Director ends for any other reason;

(E)	Any appointment of an Alternate Director or termination thereof shall be by written notice to the Company.

88.	Directors no longer holding office may be reappointed.

89.	A director’s office shall automatically terminate upon the occurrence of any of the following:

(A)	Resignation or dismissal as set forth in Sections 229-231 of the Companies Law;

(B)	Conviction of an offense as set forth in Section 232 of the Companies Law;

(C)	Upon providing notice with respect to imposing enforcement measures as set forth in Section 232A of the Companies Law;

(D)	If the court decides to order termination of the office of a director as set forth in Section 233 of the Companies Law;

(E)	If declared bankrupt, and for a corporation – upon adopting resolution for willful dissolution or being served a dissolution order;

(F)	Death;

(G)	Becoming incompetent;

(H)	Upon providing notice according to Section 227A or 245A of the Companies Law.

90.	In the event of vacancy in a director’s office the remaining director shall be entitled to take any action so long as their number is not lower than three directors. In the event the number of directors is lower than the aforementioned minimum, the Board shall not be entitled to take any action save for assembling the General Meeting for purpose of appointing additional directors.

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91.	The directors may appoint, with immediate or prospective effect, one or more additional directors to serve until the next Annual Meeting, provided the total number of directors does not exceed twelve (12) members.

92.	The directors shall be entitled to wages and compensation for their service subject to obtaining all approvals required under applicable law. Directors are entitled to recover their reasonable expenses for travel and other expenses related to participating in Board meetings and fulfilling their duties as members of the Board.

93.	The Company shall have at least two external directors, while at least one of them shall be a director with accounting and financial expertise while the rest shall have professional qualifications, in accordance with the regulations enacted under Section 240 of the Companies Law, and the provisions set forth in the Companies Law in such respect shall apply to their tenure, including to payments to which they are entitled for their service. The total period of an external director’s service to the Company shall not exceed 9 years.

Authorities and Duties of the Board

94.	The Board shall direct Company policy and supervise the performance and actions of the General Manager, and shall have all powers of the Company not conferred by law or these Articles of Association to another organ of the Company.

95.	The Board shall be entitled to delegate authorities to the General Manager and to Board committees, subject to limitations set forth in applicable law.

96.	(A)	The Board is entitled to assume authorities granted to the General Manager, for a certain matter or certain period of time not exceeding the period of time necessary under the circumstances, and all according to the discretion of the Board, by resolution adopted by a majority of the directors;

(B)	Without derogating from the aforementioned, the Board is entitled to instruct the General Manager to act in a certain way on a certain matter. In the event the General Manager failed to fulfill such instructions the Board shall be entitled to exercise such authority necessary in order to fulfill the instructions instead;

(C)	In the event the General Manager is unable to exercise its authorities, the Board shall be entitled to exercise them instead.

Meetings of the Board

97.	The Board shall assemble for meetings in accordance with the needs of the Company, and at least once every three (3) months.

98.	The Chairman of the Board shall be entitled to assemble the Board at any time. In addition, any director is entitled to request assembly of a Board meeting on matters that shall be specified.

99.	(A)	Notices of Board meetings may be delivered orally, by telephone, in writing (including facsimile or email), or by telegram, provided notices are provided at least one business day prior to the date set for the meeting, unless a majority of the Board members or their substitutes (if any) agree in urgent cases on a shorter notice period or on assembly without notice;

(B)	Any director departing Israel (hereinafter: “Absent Director”) wishing to receive notices during his period of absence, shall provide sufficient details to the Company’s Secretary to allow delivery of notices during such period of absence (Absent Directors that provided details to the Company’s Secretary as set forth above together with directors present in Israel: “directors entitled to receive notices”);

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(C)	Absent Directors failing to provide details as set forth above in this Section shall not be entitled to receive notices during their period of absence, unless if they requested to deliver notices to their Alternate Director appointed in accordance with these Articles of Association;

(D)	Memorandum of the Company’s Secretary shall be deemed conclusive proof with respect to providing notices to Absent Directors entitled to receive notices.

100.	Notices with respect to Board meetings shall specify the time of the meeting, the place of assembly and reasonable detail of all matters on the agenda.

The agenda at Board meetings shall be determined by the Chairman of the Board, and shall include matters as determined by the Chairman of the Board as well as matters requested by any other director or the General Manager from the Chairman of the Board to include on the agenda a reasonable time in advance of assembling the Board meeting.

101.	Legal quorum for opening a meeting of the Board shall be the presence of a majority of the directors entitled to receive notices, and who are not prohibited by provisions of applicable law to participate and vote at the Board meeting. Presence of a legal quorum shall be checked at the opening of the meeting.

Notwithstanding the aforementioned, the legal quorum for resolutions of the Board with respect to terminating the office of the Internal Auditor shall in no event be less than a majority of the members of the Board.

102.	The Company’s Board shall elect one of its members to serve as Chairman of the Board and may appoint one or more of its members to serve as the co-chairman of the Board (each of whom shall hereinafter be referred to as the “Chairman of the Board”). In the event that a number of co-chairmans of the Board are appointed, the division of powers between the co-chairmans of the Board shall be determined from time to time by the Board. The Board may, from time to time, appoint one or more of its members to serve as deputy chairman of the Board, and to determine from time to time their powers. The Board may determine the period during which each of the incumbents shall serve as Chairman of the Board or as deputy chairman of the Board. If such period was not determined, the said term shall be valid as long as the holder of such office serves as a director. The Board may remove any of the office holders as Chairman of the Board or as deputy chairman of the Board.

The Chairman of the Board shall manage the meeting of the Board. If the Chairman of the Board is absent from the meeting, or if he does not wish to chair it, the members of the Board present at the meeting shall elect one of them to serve as the chairperson of the meeting, to conduct the meeting and to sign the minutes of the meeting.

103.	Resolutions of the Board shall be adopted by ordinary majority. Each director shall have one vote and the Chairman of the Board shall not have a casting vote.

104.	When a legal quorum is present at meetings of the Board, such meetings shall be permitted to exercise all authorities, proxies and discretion conferred at such time, in accordance with the provisions of these Articles of Association, to the Board or generally performed by it.

105.	The Board is entitled to hold meeting by means of telecommunications provided all participating directors can hear each other at all times.

106.	The Board may adopt resolutions without assembling, provided all directors entitled to receive notices and to participate in discussion and vote on matters being resolved have agreed not to assemble for discussion on such matter. In such event minutes of the resolutions, including the resolution not to assemble, shall be prepared and executed by the Chairman of the Board or alternatively the Chairman of the Board shall prepare minutes appending the signatures of the directors.

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In this respect “signatures of the directors” may be accompanied by consent or objection or abstinence. In lieu of signatures of the directors the Chairman of the Board or the Company’s Secretary may attach a memorandum executed by it specifying the manner in which the directors voted.

107.	Resolutions without actual assembly executed by the Chairman of the Board, provided all directors entitled to receive notices and to participate in discussion and vote on matters being resolved have agreed (and provided their number is no less than two) or written resolution executed by all members of the Board entitled to receive notices and to participate in discussion and vote on matters being resolved have agreed (and provided their number is no less than two), shall be, subject to the provisions of the provisions of the Law, lawful and valid as a resolution duly adopted by a meeting of the Board assembled and conducted in accordance with these Articles of Association.

108.	Subject to the provisions of applicable law, all actions carried out by or in accordance with resolutions of the Board or by a meeting of a Board committee or by any Person (who is not a corporation) holding office of a Board member, shall be valid even if it is later discovered that there is a defect in the appointment of such Board members or Persons, or that one or all of them were disqualified, as if each one of them was lawfully appointed and as if they had the qualifications required to be members of the Board or of such committee.

Board Committees

109.	The Board is entitled to establish Board committees. Only members of the Board shall serve on Board committees that have been delegated authorities of the Board. Non-Board members can serve on Board committees mandated only to advise or provide recommendations to the Board. Subject to the provisions of the Companies Law and these Articles of Association, the Board may pass its authorities or part thereof to such committees. At least two directors shall serve on every committee.

110.	Any committee established as set forth in Section 109 above must comply with all instructions provided by the Board while exercising its authorities. Meetings and activities of any such committee shall be conducted in accordance with the provisions included in these Articles of Association with respect to meetings and activities of the Board, so long as appropriate and not substituted by instructions given by the Board.

111.	Board committees shall report to the Board on an ongoing basis with respect to its resolutions or recommendations in accordance with the determination of the Board. Resolutions or recommendations of Board committees requiring approval of the Board shall be brought to the attention of the Board a reasonable amount of time prior to discussion by the Board.

112.	The Board may cancel any resolution of a committee it appointed, however such shall not prejudice the validity of any committee resolution the Company had acted upon towards any other person who was unaware of such cancellation.

All actions made in good faith at Board meetings or by Board committees or by any person acting as director shall be valid even if it is later discovered that there was a defect in the appointment of such director or such Person or that one or all of them were disqualified, as if such person was lawfully appointed and was qualified to serve as director.

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The General Manager

113.	The General Manager shall be appointed and dismissed by the Board and the Board is entitled to appoint more than one General Manager.

114.	The General Manager shall be responsible for the current management of the Company’s affairs in the framework of the policies set by the Board and subject to its instructions, and shall have all managerial and executive authorities not conferred by the Companies Law or these Articles of Association to another organ of the Company, and shall be subject to the supervision of the Board.

The General Manager is entitled, with the approval of the Board, to delegate its authorities to subordinates. Such approval may be general and in advance.

115.	(A)	The General Manager shall notify the Chairman of the Board immediately with respect to any irregular matter that is material to the Company, and shall submit reports to the Board on such matters, at times and scope as determined by the Board. In the event the Company does not have a Chairman of the Board or if the Chairman of the Board is unable to fulfill its duties, the General Manager shall provide such notice to all members of the Board;

(B)	The Chairman of the Board is entitled, on his own initiative or by resolution of the Board, to request reports from the General Manager on the Company’s business;

(C)	In the event such notice or report requires action by the Board, the Chairman of the Board shall assemble a meeting of the Board without delay for discussing the notice or resolution pertaining to the required action.

Officers of the Company

116.	The General Manager shall be entitled to appoint from time to time officers to the Company (except for directors and the general manager) for permanent, temporary or special positions, as the General Manager shall deem fit from time to time, and in addition the General Manager shall be entitled to terminate the services of any of the aforementioned form time to time, in its absolute discretion.

117.	The General Manager shall be entitled to determine, subject to the provisions of the Companies Law, the authorities and duties of officers appointed by it as well as the conditions of their tenure. The tenure conditions of officers shall be determined in accordance with the provisions of the Companies Law.

The Internal Auditor

118.	The Company’s Board shall appoint an Internal Auditor, according to the recommendation of the Audit Committee.

119.	The Internal Auditor shall examine, inter alia, the Company’s actions for adherence to the Law and adequate business procedures.

120.	The Chairman of the Board shall be the supervising entity of the Internal Auditor unless the Company’s Board has determined otherwise.

121.	The Internal Auditor shall submit its proposal for an annual or periodic work plan to the Board for approval pursuant to making any adjustments it deems appropriate.

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The External Auditor

122.	One or more external auditors shall be appointed at every Annual Meeting and shall serve in office until the end of the following Annual Meeting. Notwithstanding the aforementioned, the General Meeting shall be entitled, by ordinary majority resolution, to appoint an external auditor to serve for a longer period that shall not exceed the end of the third Annual Meeting following the appointment.

123.	The General Meeting is entitled to terminate tenure of the external auditor subject to the provisions of the Companies Law.

124.	The external auditor’s wages for auditing activity shall be determined by the Board, which shall report on the engagement terms with the external auditor at every Annual Meeting. The Audit Committee or the committee appointed by the Company for examining its financial statements in accordance with the provisions of the Companies Law shall examine the scope of work and wage of the external auditor and shall bring its recommendations before the Board.

125.	The external auditor’s wages for additional services to the Company that are not auditing activity shall be determined by the Board, which shall report on the engagement terms with the external auditor for additional services at every Annual Meeting, including the Company’s payments and obligations thereto; in this Section “external auditor” – including partner, relative employee of an public certified accountant and including any corporation under its control.

Validity of Actions and Approval of Transactions that are Not Irregular

126.	Subject to the provisions of applicable law, all actions carried out by the Board or by a Board committee or by any person acting as director or as a Board committee member, or by the General Manager, as applicable – shall be valid even if it is later discovered that there was a defect in the appointment of the Board, the Board committee, a director who is a member of the Committee or th e General Manager, as the case may be, or that any of such officers is not qualified to fill its position.

127.	Officers that have a personal interest in any action of the Company shall disclose the nature of its personal interest to the Company, including any material fact or document, a reasonable time in advance of discussing the approval of such action.

128.	The Company’s non-irregular transactions with its officers or the controlling shareholder, or the Company’s non-irregular transactions with any other Person in which an officer or the controlling shareholder of the Company has a personal interest, excluding transactions pertaining to the employment terms of its officers or the controlling shareholder or their relatives, shall be approved by the Audit Committee (subject to the provisions of applicable law). The Audit Committee’s approval may be by general approval for certain types of transactions or by approving specific transactions.

129.	Irregular transactions of the Company with officers or the Company’s controlling shareholder or with any other Person in which the Company’s officers or controlling shareholder have a personal interest, as well as transactions pertaining to the tenure terms of officers or the controlling shareholder and their relatives, shall be approved in accordance with the provisions of applicable law.

Distribution

130.	Resolution of the Company with respect to distribution shall be adopted by the Company’s Board and subject to the limitations set forth in applicable law.

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Dividends and Bonus Shares

131.	Subject to any special rights or limitations conferred to any shares, dividends or bonus shares shall be distributed proportionally to the paid up capital on the par value of shares, without taking into account any premium paid on shares.

132.	The Company may set an effective date for the right to receive dividends, provided such date is later than the date of resolution to distribute dividends.

133.	The Board may delay any dividends, benefits, rights or amounts due for shares on which the Company has a lien and/or pledge, and use any such amount or realize any benefits or rights and use the consideration for settling the debts for which the Company has such lien and/or pledge.

134.	Transfer of shares shall not confer to the transferee rights to dividends or any other distribution declared thereon pursuant to such transfer but prior to registration of the transfer. Notwithstanding the aforementioned, in the event transfer of shares requires the approval of the board, the date of approval shall substitute the registration date of the transfer.

135.	Dividends not claimed within seven (7) years from the date of the distribution resolution shall be deemed to have been waived by the entitled shareholder and shall revert to the ownership of the Company.

136.	Unless ordered otherwise, dividends may be paid by check or money order sent by mail to the registered address of the entitled shareholder, or in case of joint registered shareholders to the shareholder whose name is listed first in the shareholders registry with respect to such joint ownership. Any such check shall be made out to the Person to whom it is sent and settlement thereof shall be deemed a release with respect to all payments made in connection with such share.

137.	The Board is entitled to deduct from any dividends or other distribution due on shares held by a shareholder, whether such shareholder is an individual or joint shareholder, any amount that is due from such shareholder to the Company, individually or jointly with others, on account of payment calls etc.

138.	The Board has discretion to allocate to special funds any amount from the profits of the Company, or from the revaluation of its assets, or its proportional part in the revaluation of the assets of companies affiliated to it, and to determine the designation of such funds.

Merger

139.	Merger approval requires a majority vote of the shareholders, subject to the provisions of the Companies Law.

Minutes

140.	The Company shall maintain written minutes of General Meetings, Class Meetings, Board meetings and Board committee meetings, and shall keep them at its registered office or at any other address in Israel of which it has provided notice to the Registrar of Companies, for a period of seven (7) years from the date of such meetings.

141.	Minutes shall include the following details:

(A)	The time and place the meeting was held;

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(B)	Names of those present, and in case of proxies or alternates, the names of the principals or appointing parties and at shareholder meetings the number and class of shares by virtue of which the vote is held;

(C)	A summary of the discussions, the proceedings of the discussions and the resolutions adopted;

(D)	Instructions provided by the Board to Board committees or the General Manager;

(E)	Documents, reports, approvals, opinions etc presented, discussed and/or attached.

142.	Minutes of General Meetings executed by the Chairman of the Meeting shall serve as prima facie evidence of its contents. Minutes of the Board meetings or Board committee meetings approved and executed by the director conducting the meeting shall serve as prima facie evidence of its contents.

Shareholders Registry

143.	The Company shall maintain a registry of shareholders that shall include the following details:

(A)	With respect to registered shares –

(1)	The name, ID number and address of every shareholder, as presented to the Company;

(2)	The number and class of shares owned by every shareholder, noting their par value, if any, and in the event any amount is outstanding on account of the consideration set for any share – the outstanding amount;

(3)	The allocation date of the shares or the transfer date to the shareholder, as applicable;

(4)	If the shares bear serial numbers, the Company shall indicate beside the name of every shareholder the numbers of the shares registered to its name;

(B)	With respect to bearer shares –

(1)	Noting the fact of allocating bearer shares, their allocation date and the number of shares allocated;

(2)	The numeration of the bearer shares and share deeds;

(C)	With respect to dormant shares – also their numbers and the date on which they became dormant, as known by the Company;

(D)	With respect to shares that do not confer voting rights as set forth in Sections 309(B) or Section 333(B) of the Law – also their numbers and the date on which they became shared that do not confer voting rights, as known by the Company;

(E)	All other details required or permitted to be included in the shareholders registry in accordance with the Companies law or these Articles of Association.

144.	The Company may maintain an additional shareholders registry outside of Israel.

145.	The shareholders registry shall constitute prima facie evidence of its contents. In the event of discrepancy between the shareholders registry and a share certificate, the evidential value of the shareholders registry shall exceed the evidential value of the share certificate.

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Notices

146.	Notices regarding assembly of the General Meeting shall be delivered as set forth in Section 62.

147.	(A)	Notices the Company is obligated under applicable law to deliver to the shareholders registered in the shareholders registry, subject to Section 62 above, shall be delivered to the shareholder or sent to it according to the latest address provided to the Company. Notices sent by mail shall be deemed delivered – if to an address in Israel within seventy two (72) hours of dispatch, and if to an address abroad within ten (10) days of dispatch;

(B)	The Company may deliver notices to shareholders, whether holding registered shares or bearer shares, by publishing a notice in two broadly circulated daily newspapers in Hebrew, as set forth in Section 62 above, and the date of publication in the newspaper shall be deemed the date such notice was received by the shareholders.

The provisions of Subsection (A) shall not apply in the event the Company decided to provide notice as set forth in this Subsection (B), unless applicable law imposes an explicit obligation to publish such notice otherwise;

(C)	The aforementioned in Subsections (A) and (B) above shall not impose any obligation on the Company to provide notice to any Person that did not provide the Company an address in Israel.

148.	In each of the following instances a shareholder shall be deemed to have failed to provide the Company an address in Israel:

(A)	When the Company sent registered mail to the last known address asking to confirm that the address is still valid or notify the Company of a new address, and the Company did not receive a response within thirty (30) days of sending such notice;

(B)	When the Company sent registered mail to the last known address, and the postal service – incidentally to returning the letter or not – notified the Company that it is not known at such address or for any similar reason.

149.	The Company can provide notice to joint owners of shares by sending notice to the joint owner whose name is listed first in the shareholders registry with respect to such shares.

150.	Any document or notice delivered by the Company in accordance with the provisions of these Articles of Association shall be deemed properly delivered in spite of the decease, bankruptcy or winding-up of such shareholder (whether or not known to the Company), so long as no other Person was registered as shareholder in its stead, and delivering notice as set forth above shall be deemed adequate for all intents and purposes with respect to any Person interested in such shares.

Winding-up of the Company

151.	In the event of winding-up the Company, willfully or otherwise, than – unless set forth otherwise in these Articles of Association or the issuance terms of any shares – the following provisions shall apply:

(A)	The liquidator shall use the Company’s assets first to settle its debts (the Company’s assets after settlement of debts shall be referred to hereinafter: “Excess Assets”);

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(B)	Subject to special rights attached to shares, the liquidator shall distribute the Excess Assets between the shareholders pro-rata to the par value of the shares;

(C)	Upon resolution of the Company adopted at the General Meeting by majority vote of the shareholders, the liquidator may distribute the Excess Assets of the Company or any part thereof between the shareholders in kind, or deliver any of the Excess Assets to a trustee to be held in deposit on behalf of the shareholders as the liquidator deems appropriate.

Liability Exemption

152.	(A)	The Company mat exempt an officer in advance from liability, all or part, for damages caused due to breach of its duty of care towards the Company;

(B)	Notwithstanding the aforementioned in Subsection (A), the Company may not exempt Board members in advance for liability towards the Company due to breach of duty of care in distribution, as defined in the Companies Law.

Liability Insurance

153.	The Company may engage under contract for insuring the liability of its officers imposed on them for actions carried out in their capacity as officers of the Company, all or part, due to any of the following:

(A)	Breach of duty of care towards the Company or any other Person;

(B)	Breach of fiduciary duty towards the Company, provided the officer acted in good faith and had reasonable cause to assume such its action would not prejudice the interests of the Company;

(C)	Pecuniary liability imposed in favor of another Person;

(D)	Any other act that can be insured under the provisions of applicable law.

154.	Without derogating from the aforementioned in Section 153 above, the Company may engage under contract for insuring the liability of its officers related to payments or expenses incurred by the officer, as the case may be, as follows:

(A)	Expenses incurred in connection with “proceedings” being conducted in its regard, including reasonable litigation expenses, and including attorney’s fees;

In this Section “proceedings” – proceeding in accordance with Chapters H3, H4 and I1 of the Securities Law and proceedings in accordance with Mark D of the 4th Chapter of the 9th Part of the Companies Law.

(B)	Payment to the party injured by the breach as set forth in Section 52BBB(A)(1)(A) of the Securities Law in accordance with Chapter H4 of the Securities Law.

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Indemnification

155.	Subject to the provisions of the Companies Law, the Company shall be entitled to indemnify its officers in retrospective for liability of expenses as set forth in Subsections (A) to (F) hereunder, imposed on them or incurred due to any action performed in their capacity of officers of the Company:

(A)	Pecuniary damages imposed on an officer in favor of another Person by judgment, including judgment granted in settlement or an arbitrator’s decision confirmed by court;

(B)	Reasonable litigation expenses, including attorney’s fees, incurred by an officer due to investigations or proceedings conducted against it by an authority authorized to conduct investigations or proceedings, and which were concluded without indictment against it and without imposing pecuniary liability in lieu of criminal proceedings, or concluded without indictment against it but with imposing pecuniary liability in lieu of criminal proceedings for an offense that does not require proving mens rea or in connection with a fine; in this Subsection –

Concluding proceedings without indictment on matters under criminal investigation – means closing the file un accordance with Section 62 of the Criminal Procedure Law [Consolidated Version], 5742-1982 (in this Subsection – the Criminal Procedure Law), or stay of proceedings by the Attorney General of Israel in accordance with Section 231 of the Criminal Procedure Law;

“Pecuniary liability in lieu of criminal proceedings” – pecuniary proceedings imposed under law in lieu of criminal proceedings, including administrative fine under the Administrative Offenses Law, 5746-1985, fines for offenses defined as “fine offenses” in accordance with the Criminal Proceedings Law, pecuniary sanctions or forfeit;

(C)	Reasonable litigation expenses, including attorney’s fees, incurred by an officer or imposed on an officer by court, in proceedings filed against it by the Company or by another Person on behalf of the Company, or in any criminal indictment of which it was acquitted, or in any criminal indictment of which it was convicted of an offense that does not require proving mens rea;

(D)	Expenses incurred in connection with “proceedings” as defined in Section 154(A) above, conducted in its regard, including reasonable litigation expenses, and including attorney’s fees.

(E)	Payment to the party injured by the breach as set forth in Section 52BBB(A)(1)(A) of the Securities Law in accordance with Chapter H4 of the Securities Law;

(F)	Any other liabilities or expenses that may be subject to indemnity in accordance with the provisions of applicable law.

156.	The Company may undertake in advance to indemnify any officer for its liabilities or expenses as set forth in Sections 155(B) to 155(F) above. The Company is also entitled to undertake in advance to indemnify any officer as set forth in Section 155(A) above, provided such undertaking is limited to such events that the Board deems to be anticipated in light of the Company’s activity at the time of granting the indemnification undertaking, and to an amount or criteria that the Board determined to be reasonable under the circumstances, and that the indemnification undertakings shall note the events that the Board deems to be anticipated in light of the Company’s actual activity at the time of granting the undertaking as well as the amount or criteria that the Board has determined to be reasonable under the circumstances.

157.	In any event the total indemnity amount that the Company shall pay (in addition to amounts received from insurance companies, if any, in the framework of directors’ and officers’ liability insurance acquired by the Company, if acquired) to all officers of the Company in aggregate, according to all indemnification instruments issued to them by the Company, shall not exceed 25% of the Company’s equity as set forth in its latest consolidated financial statements as of the date of indemnification.

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Binding the Company

158.	(A)	The signature of any Person appointed by the Board from time to time in general or in a specific instance, whether alone or with other Persons, together with the Company’s seal or printed name shall bind the Company;

(B)	The Board may determine separate signatory rights with respect to different businesses of the Company and with respect to the amounts such Persons are authorized to sign.

Amending these Articles of Association

159.	The Company may amend these Articles of Association by resolution adopted at the General Meeting by ordinary majority.

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NANO DIMENSION LTD.

PROXY

THIS PROXY IS SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS.

The undersigned hereby appoints, Mr. Amit Dror, Chief Executive Officer, Ms. Yael Sandler, Chief Financial Officer and each of them, agents and proxies of the undersigned, with full power of substitution to each of them, to represent and to vote on behalf of the undersigned all the Ordinary Shares of Nano Dimension Ltd. (the “Company”) which the undersigned is entitled to vote at the Extraordinary General Meeting of Shareholders (the “Extraordinary Meeting”) to be held at the offices of the Company’s counsel Zysman, Aharoni, Gayer & Co. at “Beit Zion”, 41-45 Rothschild Blvd., 8th Fl., Tel Aviv 6578401, Israel, on April 7, 2019, at 12:00 p.m. Israel time, and at any adjournments or postponements thereof, upon the following matter, which is more fully described in the Notice of Extraordinary General Meeting of Shareholders and Proxy Statement relating to the Extraordinary Meeting.

This Proxy, when properly executed, will be voted in the manner directed herein by the undersigned. If no direction is made with respect to any matter, this Proxy will be voted FOR such matter. Any and all proxies heretofore given by the undersigned are hereby revoked.

(Continued and to be signed on the reverse side)

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EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS OF NANO DIMENSION LTD.

April 7, 2019

PLEASE SIGN, DATE AND RETURN PROMPTLY IN THE ENCLOSED ENVELOPE. PLEASE MARK YOUR VOTE IN BLUE OR BLACK INK AS SHOWN HERE ☒

1.	To increase the Company’s registered share capital by NIS 30,000,000 to NIS 50,000,000 divided into 500,000,000 Ordinary Shares, par value NIS 0.1 each, and to amend and restate the Company’s articles of association to reflect the same, as set forth in Exhibit A to the Proxy Statement.

☐           FOR            ☐           AGAINST           ☐           ABSTAIN

In their discretion, the proxies are authorized to vote upon such other matters as may properly come before the Extraordinary Meeting or any adjournment or postponement thereof.

_____________;	_____________	_____________, 2019
NAME	SIGNATURE	DATE

_____________;	_____________	_____________, 2019
NAME	SIGNATURE	DATE

Please sign exactly as your name appears on this Proxy. When shares are held jointly, each holder should sign. When signing as executor, administrator, trustee or guardian, please give full title as such. If the signed is a corporation, please sign full corporate name by duly authorized officer, giving full title as such. If signer is a partnership, please sign in partnership name by authorized person.

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